Earlyworks Co., Ltd.

July 21, 2023

Via EDGAR

Alexandra Barone

Jan Woo

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E. Mail Stop 4631

Washington, DC 20549

Re:	Earlyworks Co., Ltd. Registration Statement on Form F-1, as amended Initially Filed on December 30, 2022 File No. 333-269068

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, US Tiger Securities, Inc., as the underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 12:00 p.m., Eastern Time, on Monday, July 24, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated July 14, 2023, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

US Tiger Securities, Inc.

By:	/s/ Lei Huang
Name:	Lei Huang
Title:	Chief Executive Officer